

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

June 2, 2010

Mr. Mark C. Allen
Chief Financial Officer
Denbury Resources Inc.
5100 Tennyson Parkway, Suite 1200
Plano, Texas 75024

     Re: Denbury Resources Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2009
           Filed March 1, 2010
           Response Letter Dated April 16, 2010
           File No. 001-12935

Dear Mr. Allen:

     We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Note 1. Significant Accounting Policies, page 76

1.   We note the following from your responses to prior comments five and six as well as from our conference call on May 6, 2010:

- You capitalize exploration costs for your CO_2 properties and a portion of the capitalized costs are allocated to the full cost pool solely for purposes of the ceiling test. In addition, you deplete such costs using the unit-of-production method based on the life of estimated CO_2 reserves rather than over the life of the proved reserves associated with your full cost pool.

- You allocate a portion of your capitalized CO_2 pipeline costs to the full cost pool solely for purposes of the ceiling test. You also depreciate your CO_2 pipelines on a straight-line basis over the lesser of the life of the pipeline or the estimated life of the proved tertiary reserves rather than over the life of the proved reserves associated with your full cost pool.

- You do not currently consider your CO2 properties or your CO2 pipelines to be part of your full cost pool because you believe they have alternative current and future uses. However, as noted above, you allocate a portion of the costs to the full cost pool solely for purposes of your ceiling test.

It remains unclear to us from your policy of capitalizing exploration costs for your CO2 properties and the allocation of a portion of your CO2 property and pipeline costs for purposes of the ceiling test whether you consider these capitalized costs akin to costs accumulated within your single cost center under the full cost method of accounting or whether, in light of your policy for depletion and depreciation of these assets, you consider these costs akin to support equipment and facilities described in FASB ASC 932-360-25-16. Please explain to us in further detail why you appear to simultaneously be applying two different accounting models to your capitalized CO2 property and pipeline costs and why your methodologies are appropriate.

Exhibit 99

Appraisal Report as of December 31, 2009

2.   With regard to the statement on page 15, we note from your response to our letter dated April 8, 2010 that the "statement … is intended to convey to investors that D&M does not claim to be an expert in accounting or legal matters." However, it appears from the statement, which reads, "To the extent that the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature or information beyond the scope of our report, we are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefore;" that conclusions were reached without possessing the requisite information, which the highlighted phrase "or information beyond the scope of our report" may imply. Therefore, we believe D&M should address this limiting language in one of the following ways, as deemed appropriate:

- Remove the referenced sentence;

- Replace the referenced sentence with a new statement which makes clear that in acting as experts for the purposes of the report and their opinion, D&M is not holding themselves out to be accounting or legal experts.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jennifer O'Brien at (202) 551-3721, John Cannarella at (202) 551-3337 or Mark C. Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director